UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 6, 2023

Berkeley Lights, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39388	35-2415390
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

5858 Horton Street, Suite 320 Emeryville CA	94608
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 858-2855

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.00005 per share	BLI	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

Financial Information Related to IsoPlexis Transaction

Berkeley Lights, Inc. (“Berkeley Lights”) is filing this Current Report on Form 8-K to provide certain financial information with respect to Berkeley Lights’ proposed acquisition of IsoPlexis Corporation (“IsoPlexis”). As previously disclosed in its Current Report on Form 8-K filed on December 21, 2022, Berkeley Lights and Iceland Merger Sub Inc., a wholly owned subsidiary of Berkeley Lights (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with IsoPlexis. The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into IsoPlexis, with IsoPlexis surviving as a wholly owned subsidiary of Berkeley Lights.

Included in this Current Report on Form 8-K are the unaudited pro forma condensed combined financial information of Berkeley Lights giving effect to the acquisition of IsoPlexis (the “pro forma financial information”), which includes the unaudited pro forma condensed combined balance sheet as of December 31, 2022, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, and the notes related thereto, which is included as Exhibit 99.1.

The pro forma financial information included in this Current Report on Form 8-K has been presented for informational purposes only. It does not purport to represent the actual results of operations that Berkeley Lights and IsoPlexis would have achieved had the companies been combined during the periods presented in the pro forma financial information and is not intended to project the future results of operations that the combined company may achieve after Berkeley Lights’ pending acquisition of IsoPlexis is consummated.

Item 9.01	Financial Statements and Exhibits.

 (b) Pro forma financial information.

Unaudited pro forma condensed combined financial information of Berkeley Lights, giving effect to the acquisition of IsoPlexis, which includes the unaudited pro forma condensed combined balance sheet as of December 31, 2022, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, and the notes related thereto, are filed herewith as Exhibit 99.1 and incorporated herein by reference.

(d) Exhibits

The following exhibits are included as part of this Current Report on Form 8-K:

Exhibit No.	Description
99.1
Unaudited pro forma condensed combined financial information of Berkeley Lights, Inc. giving effect to the acquisition of IsoPlexis Corporation, which includes the unaudited pro forma condensed combined balance sheet as of December 31, 2022, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, and the notes related thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between Berkeley Lights and IsoPlexis, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Berkeley Lights’ and IsoPlexis’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “would,” “could”, “should,” “intend,” “seek,” “plan,” “will,” “expect(s),” “estimate(s),” “predict(s),” “project(s),” “target(s),” “forecast(s)”, “continue(s),” “contemplate(s),” “positioned,” “potential,” “strategy,” “outlook,” “forward,” “continuing,” “ongoing” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:  the risk that the proposed transaction may not be completed in a timely manner or at all; the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by both Berkeley Lights’ stockholders and IsoPlexis’ stockholders; the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction, including in circumstances which would require Berkeley Lights or IsoPlexis to pay a termination fee; the effect of the announcement, pendency or completion of the proposed transaction on each of Berkeley Lights’ and IsoPlexis’ ability to attract, motivate or retain key employees, its ability to maintain relationships with its customers, suppliers, distributors and others with whom it does business, or its operating results and business generally; risks related to the proposed transaction diverting management’s attention from each of Berkeley Lights’ and IsoPlexis’ ongoing business operations; the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the proposed transaction within the expected timeframes or at all and to successfully integrate IsoPlexis’ operations into those of Berkeley Lights; the integration of IsoPlexis’ operations into those of Berkeley Lights being more difficult, time-consuming or costly than expected; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the proposed transaction on the market price of the common stock of each of Berkeley Lights and IsoPlexis; the possibility that each of Berkeley Lights’ and IsoPlexis’ expectations as to expenses, cash usage and cash needs may prove not to be correct for reasons such as changes in plans or actual events being different than its assumptions; the impacts of changes in general economic and business conditions, including changes in the financial markets; the implementation of each of Berkeley Lights’ and IsoPlexis’ business model and strategic plans for its products and technologies, and challenges inherent in developing, manufacturing, launching, marketing and selling existing and new products; uncertainties in contractual relationships, including interruptions or delays in the supply of components or materials for, or manufacturing of, products for each of Berkeley Lights and IsoPlexis; the ability of each of Berkeley Lights and IsoPlexis to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; risks relating to competition within the industry in which each of Berkeley Lights and IsoPlexis operate; the impacts of potential product performance and quality issues; changes to and the impact of the laws, rules and regulations that regulate each of Berkeley Lights’ and IsoPlexis’ operations; and any other risks discussed in each of Berkeley Lights’ and IsoPlexis’ filings with the SEC, including Berkeley Lights’ and IsoPlexis’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8‑K.  Berkeley Lights and IsoPlexis assume no obligation to update or revise publicly the information in this communication, whether as a result of new information, future events or otherwise, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Participants in the Solicitation

Berkeley Lights, IsoPlexis and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction between Berkeley Lights and IsoPlexis under the rules of the SEC. Information regarding Berkeley Lights’ directors and executive officers is set forth in Berkeley Lights’ Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2022, and in certain of Berkeley Lights’ Current Reports on Form 8-K. To the extent holdings of Berkeley Lights’ securities by Berkeley Lights’s directors and executive officers have changed since the amounts set forth in such proxy statement, such changes have been reflected in the joint proxy statement/prospectus relating to the proposed transaction, which was filed with the SEC on February 13, 2023, or will be reflected on subsequent statements of beneficial ownership filed with the SEC. Information regarding IsoPlexis’ directors and executive officers is set forth in IsoPlexis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 2, 2023. To the extent holdings of IsoPlexis’ securities by IsoPlexis’ directors and executive officers have changed since the amounts set forth in such annual report, such changes will be reflected on subsequent statements of beneficial ownership filed with the SEC. These documents can be obtained free of charge from the sources indicated below. Additional information regarding the interests of these participants is set forth in the joint proxy statement/prospectus relating to the proposed transaction, which was filed with the SEC on February 13, 2023.

Additional Information and Where to Find It

In connection with the proposed transaction between Berkeley Lights and IsoPlexis, Berkeley Lights and IsoPlexis have filed relevant materials with the SEC, including a Berkeley Lights registration statement on Form S‑4 that includes a joint proxy statement of Berkeley Lights and IsoPlexis that also constitutes a prospectus of Berkeley Lights.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BERKELEY LIGHTS, ISOPLEXIS AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, and other documents relating to the proposed transaction (when they are available), can be obtained free of charge from the SEC’s website at www.sec.gov. These documents  can also be obtained free of charge from Berkeley Lights’ investor relations website at www.investors.berkeleylights.com or from IsoPlexis’ investor relations website at www.investors.isoplexis.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 6, 2023	Berkeley Lights, Inc.

By:	/s/ Scott Chaplin
	Name:	Scott Chaplin
	Title:	Chief Legal Officer

Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On December 21, 2022, Berkeley Lights, Inc. (“Berkeley Lights”), Iceland Merger Sub Inc., a wholly-owned subsidiary of Berkeley Lights (“Merger Sub”), and IsoPlexis Corporation (“IsoPlexis”) entered into an Agreement and Plan of Merger (the “merger agreement”) pursuant to which, subject to satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the merger agreement, Berkeley Lights will acquire IsoPlexis by way of the merger.

Under the merger agreement, at the effective time of the merger, Merger Sub will merge with and into IsoPlexis, with IsoPlexis surviving the merger as a wholly owned subsidiary of Berkeley Lights.

As a result of the merger, each share of IsoPlexis common stock issued and outstanding immediately prior to the effective time of the merger (other than shares that are excluded per the merger agreement) will be converted into the right to receive the merger consideration of 0.6120 Berkeley Lights common shares, and if applicable, cash in lieu of any fractional Berkeley Lights common shares and any unpaid dividends or other distributions. Berkeley Lights estimates that, immediately following completion of the merger, former holders of Berkeley Lights common stock will own approximately 75.2% and pre-merger holders of IsoPlexis common shares will own approximately 24.8% of the common shares of the combined company.

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X. The historical consolidated financial information in the unaudited pro forma condensed combined financial information has been adjusted to give effect to certain transaction accounting adjustments.

The unaudited pro forma condensed combined financial information does not give effect to any cost savings, operating synergies or revenue synergies that may result from the merger or the costs to achieve any synergies.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial information contains estimated adjustments, based upon available information and certain assumptions that Berkeley Lights believes are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in greater detail in the accompanying notes to the unaudited pro forma condensed combined financial information. In many cases, these assumptions were based on preliminary information and estimates.

The unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the merger, based on the historical financial position and results of operations of Berkeley Lights and IsoPlexis, presented as follows:

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 was prepared based on:

(1)	the Berkeley Lights historical audited consolidated statement of operations for the year ended December 31, 2022; and

(2)	the IsoPlexis historical audited consolidated statement of operations for the year ended December 31, 2022.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 was prepared based on:

(1)	the Berkeley Lights historical audited consolidated balance sheet as of December 31, 2022; and

(2)	the IsoPlexis historical audited consolidated balance sheet as of December 31, 2022.

The unaudited pro forma condensed combined financial information should be read in conjunction with this historical financial information and related notes of Berkeley Lights and IsoPlexis from which the information was derived:

(1)	Berkeley Lights’ Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 23, 2023;

(2)	IsoPlexis’ Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 2, 2023.

The merger will be accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations. Berkeley Lights management has determined that Berkeley Lights is the accounting acquirer. In identifying Berkeley Lights as the accounting acquirer, management considered the structure of the merger and the relative outstanding share ownership and market values of Berkeley Lights and IsoPlexis.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 assume the merger occurred on January 1, 2022. The unaudited pro forma condensed combined balance sheet as of December 31, 2022 assumes the merger occurred on December 31, 2022. The unaudited pro forma condensed combined financial information does not reflect any dispositions or the effects of any other commitments that may be required by either Berkeley Lights or IsoPlexis in connection with the receipt of regulatory approvals required to complete the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
year ended December 31, 2022

(In thousands, except share and per share data)	Historical Berkeley Lights, Inc.	Historical IsoPlexis Corporation After Reclassifications (Note 4)	Pro Forma Transaction Adjustments (Note 6)	Notes (Note 6)	Pro Forma Combined Company
Revenue:
Product revenue	$48,930	$13,852	$—		$62,782
Service revenue	29,665	2,909	—		32,574
Total revenue	78,595	16,761	—		95,356
Cost of sales:
Product cost of sales	14,261	17,453	7,501	(a), (b),(c)	39,215
Service cost of sales	10,553	233	—		10,786
Total cost of sales	24,814	17,686	7,501		50,001
Gross profit	53,781	(925)	(7,501)		45,355
Operating expenses:
Research and development	53,207	23,504	3,480	(c)	80,191
Selling, general and administrative	95,115	72,556	(2,749)	(a), (c), (d)	164,922
Restructuring	3,513	4,245	—		7,758
Total operating expenses	151,835	100,305	731		252,871
Loss from operations	(98,054)	(101,230)	(8,232)		(207,516)
Other income (expense):
Interest expense	(910)	(5,342)	—		(6,252)
Interest income	1,270	50	—		1,320
Other income (expense), net	(246)	525	—		279
Loss before income taxes	(97,940)	(105,997)	(8,232)		(212,169)
Provision for income taxes	100	—	—	(e)	100
Net loss	$(98,040)	$(105,997)	$(8,232)		$(212,269)

Net loss attributable to common stockholders per share, basic and diluted	$(1.42)				$(2.28)
Weighted-average shares used in calculating net loss per share, basic and diluted	68,865,596		24,335,018	(f)	93,200,614

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements.”

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2022

(In thousands, except share and per share data)	Historical Berkeley Lights, Inc.	Historical IsoPlexis Corporation After Reclassification (Note 4)	Pro Forma Transaction Adjustments (Note 7)	Notes (Note 7)	Pro Forma Combined Company
Assets
Current assets:
Cash and cash equivalents	$86,522	$37,465	$(13,000)	(g)	$110,987
Short-term marketable securities	46,252	—	—		46,252
Trade accounts receivable	18,534	4,502	—		23,036
Inventory	18,861	27,516	4,863	(h)	51,240
Prepaid expenses and other current assets	6,783	2,382	—		9,165
Total current assets	176,952	71,865	(8,137)		240,680
Property and equipment, net	23,847	11,237	—		35,084
Intangible assets, net	—	19,824	(1,525)	(j)	18,299
Operating lease right-of-use assets	23,326	5,068	—		28,394
Other assets	1,969	1,074	—		3,043
Total assets	$226,094	$109,068	$(9,662)		$325,500
Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$10,092	$2,782	—		$12,874
Accrued expenses and other current liabilities	21,340	13,495	$(9,500)	(k)	25,335
Current portion of notes payable	4,966	—	—		4,966
Deferred revenue	9,092	1,434	—		10,526
Total current liabilities	45,490	17,711	(9,500)		53,701
Notes payable	14,860	46,355	3,645	(l)	64,860
Deferred revenue, net of current portion	963	—	—		963
Lease liability, long-term	22,726	3,735	—		26,461
Total liabilities	84,039	67,801	(5,855)		145,985
Commitments and contingencies
Stockholders’ equity:
Common stock	4	40	(39)	(m)	5
Additional paid-in capital	503,708	281,203	(240,244)	(m)	544,667
Accumulated deficit	(361,648)	(239,970)	236,470	(m)	(365,148)
Accumulated other comprehensive loss	(9)	(6)	6	(m)	(9)
Total stockholders’ equity	142,055	41,267	(3,807)	(m)	179,515
Total liabilities and stockholders’ equity	$226,094	$109,068	$(9,662)		$325,500

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements.”

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1: Description of transaction

On December 21, 2022, Berkeley Lights, Merger Sub, and IsoPlexis entered into the merger agreement pursuant to which, subject to satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the merger agreement, Berkeley Lights will acquire IsoPlexis by way of the merger.

Under the merger agreement, at the effective time of the merger, Merger Sub will merge with and into IsoPlexis, with IsoPlexis surviving the merger as a wholly owned subsidiary of Berkeley Lights.

As a result of the merger, each share of IsoPlexis common stock issued and outstanding immediately prior to the effective time of the merger (other than shares that are excluded per the merger agreement) will be converted into the right to receive the merger consideration of 0.6120 Berkeley Lights common shares, and if applicable, cash in lieu of any fractional Berkeley Lights common shares and any unpaid dividends or other distributions. Berkeley Lights estimates that, immediately following completion of the merger, former holders of Berkeley Lights common stock will own approximately 75.2% and pre-merger holders of IsoPlexis common shares will own approximately 24.8% of the common shares of the combined company.

Note 2: Basis of presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting, with Berkeley Lights considered the accounting acquirer of IsoPlexis. Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess purchase price, if any, allocated to goodwill. Costs related to the transaction are expensed as incurred. To prepare the unaudited pro forma condensed combined financial information, Berkeley Lights adjusted IsoPlexis’ assets and liabilities to their estimated fair values based on Berkeley Lights’ preliminary valuation work. As of the date of this Current Report on Form 8-K, Berkeley Lights has not completed the detailed valuation work necessary to finalize the required estimated fair values and estimated useful lives of IsoPlexis’ assets to be acquired and liabilities to be assumed and the related allocation of the purchase price. The final allocation of the purchase price will be determined after completion of the merger and determination of the estimated fair value of IsoPlexis’ assets and liabilities, and associated tax adjustments. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments contained herein.

The unaudited pro forma condensed combined financial information has been compiled in a manner consistent with the accounting policies adopted by Berkeley Lights. Certain financial information of IsoPlexis as presented in its historical consolidated financial statements has been preliminarily reclassified to conform to the historical presentation in Berkeley Lights’ consolidated financial statements for the purposes of preparing the unaudited pro forma condensed combined financial information. Upon completion of the merger, Berkeley Lights will perform a full and detailed review of IsoPlexis’ accounting policies. As a result of that review, Berkeley Lights may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company.

The pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The pro forma financial data, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings (or associated costs or capital expenditures to achieve such savings), opportunities to earn additional revenue, the impact of restructuring, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

Note 3: Accounting policies

With the exception of the reclassifications which were made to the historical financial statements of IsoPlexis to conform to Berkeley Lights’ presentation, which are discussed in more detail in “Note 4. Reclassification adjustments,” Berkeley Lights is currently not aware of material accounting policy differences.  Further review of IsoPlexis’ detailed accounting policies following the consummation of the combination may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of the combined company.

Note 4: Reclassification adjustments

Certain reclassifications have been applied to the historical presentation of IsoPlexis’ statement of operations and balance sheet to conform to Berkeley Lights’ financial statement presentation.

Reclassifications to IsoPlexis’ audited consolidated statement of operations for the year ended December 31, 2022 are as follows:

(In thousands)	Historical IsoPlexis Corporation Before Reclassifications	Reclassifications	Notes	Historical IsoPlexis Corporation After Reclassifications
Revenue:
Product revenue	$13,852	$—		$13,852
Service revenue	2,909	—		2,909
Total revenue	16,761	—		16,761
Cost of sales:
Product cost of sales	17,453	—		17,453
Service cost of sales	233	—		233
Total cost of sales	17,686	—		17,686
Gross profit	(925)	—		(925)
Operating expenses:
Research and development	23,504	—		23,504
General and administrative expenses	42,680	(42,680)	i	—
Sales and marketing expenses	29,876	(29,876)	i	—
Selling, general and administrative	—	72,556	i	72,556
Restructuring	4,245	—		4,245
Total operating expenses	100,305	—		100,305
Loss from operations	(101,230)	—		(101,230)
Other income (expense):
Interest expense	(5,342)	—		(5,342)
Interest income	—	50	ii	50
Other expense, net	575	(50)	ii	525
Loss before income taxes	(105,997)	—		(105,997)
Provision for income taxes	—	—		—
Net loss	$(105,997)	$—		$(105,997)

i.	Represents reclassification of general and administrative and sales and marketing expenses to selling, general and administrative expenses.
ii.	Represents reclassification of interest income from other expense, net to interest income.

Reclassifications to IsoPlexis’ audited consolidated balance sheet as of December 31, 2022 are as follows:

(In thousands)	Historical IsoPlexis Corporation Before Reclassifications	Reclassifications	Notes	Historical IsoPlexis Corporation After Reclassifications
Assets
Current assets:
Cash and cash equivalents	$37,465	$—		$37,465
Short-term marketable securities	—	—		—
Trade accounts receivable	4,502	—		4,502
Inventory	27,516	—		27,516
Prepaid expenses and other current assets	2,382	—		2,382
Total current assets	71,865	—		71,865
Property and equipment, net	11,237	—		11,237
Intangible assets, net	19,824	—		19,824
Operating lease right-of-use assets	5,068	—		5,068
Other assets	1,074	—		1,074
Total assets	$109,068	$—		$109,068
Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$2,782	$—		$2,782
Accrued expenses and other current liabilities	13,495	—		13,495
Current portion of notes payable	—	—		—
Deferred revenue	1,434	—		1,434
Total current liabilities	17,711	—		17,711
Notes payable	—	46,355	i	46,355
Long-term debt	46,355	(46,355)	i	—
Deferred revenue, net of current portion	—	—		—
Lease liability, long term	—	3,735	ii	3,735
Long-term operating lease obligations	3,735	(3,735)	ii	—
Total liabilities	67,801	—		67,801
Commitments and contingencies
Stockholders’ equity:
Common stock	40	—		40
Additional paid-in capital	281,203	—		281,203
Accumulated deficit	(239,970)	—		(239,970)
Accumulated other comprehensive loss	(6)	—		(6)
Total stockholders’ equity	41,267	—		41,267
Total liabilities and stockholders’ equity	$109,068	$—		$109,068

i.	Represents reclassification of long-term debt to notes payable.
ii.	Represents reclassification of long-term operating lease obligations to lease liability, long term.

Note 5: Purchase consideration

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect a preliminary allocation of the estimated purchase price to IsoPlexis’ identifiable assets to be acquired and liabilities to be assumed. The preliminary purchase price allocation in this unaudited pro forma condensed combined financial information is based upon an estimated purchase price of approximately $41 million as determined by:

(i)
the closing price per Berkeley Lights common share on February 27, 2023, multiplied by 24.3 million Berkeley Lights common shares (the estimated number of shares that will be issued to IsoPlexis stockholders in connection with the merger, based on the 0.6120 exchange ratio and the 39.8 million shares of IsoPlexis common stock outstanding as of February 27, 2023);

(ii)	the fair value attributable to an outstanding warrant for shares of IsoPlexis common stock

(iii)
the portion of the fair value attributable to pre-merger completion of service with respect to outstanding equity awards held by IsoPlexis employees that will be converted into awards with respect to Berkeley Lights common shares; and

(iv)	the estimated cash consideration payable in lieu of fractional shares owed to current IsoPlexis common stockholders, which amount is not material.

The pro forma purchase price adjustments are preliminary and are subject to change based on the Berkeley Lights common share price, the number of shares of IsoPlexis common stock outstanding, the number of equity awards that will be converted, as well as the actual net tangible and intangible assets and liabilities that exist on the closing date of the merger. Increases or decreases in the purchase price and estimated fair value of assets and liabilities will result in adjustments that could materially impact the unaudited pro forma condensed combined financial information. For example, a 10% increase (or decrease) to the Berkeley Lights common share price would increase (or decrease) the estimated purchase price and allocation of fair value by approximately $4 million.

The total estimated transaction consideration is calculated as follows:

(In millions, except per share amounts)	Amount
Number of shares of IsoPlexis common stock outstanding as of February 27, 2023	$39,763,101
Exchange ratio (1)	0.6120
Berkeley Lights common shares issued for IsoPlexis outstanding common stock	24,335,018
Closing price of Berkeley Lights common share as of February 27, 2023	1.64
Fair value of Berkeley Lights common shares issues for IsoPlexis common stock	$39,909,430
Fair value of vested IsoPlexis options estimated to be converted as of February 27, 2023 (2)	791,317
Fair value of IsoPlexis warrant as of February 27, 2023	259,640
Total estimated transaction consideration	$40,960,387

(1) The exchange ratio is equal to 0.6120 in accordance with the merger agreement.
(2) For those options that are expected to be converted into options of Berkeley Lights common stock under the merger agreement, this represents the fair value that is attributable to pre-combination service and thus recognized as part of the estimated transaction consideration.

The following is a preliminary estimate of the fair value of the assets to be acquired and the liabilities to be assumed by Berkeley Lights, as if the merger had occurred on December 31, 2022:

(In thousands)	Amount
Cash and cash equivalents	$37,465
Trade accounts receivable	4,502
Inventory	32,379
Prepaid expenses and other current assets	2,382
Property and equipment, net	11,237
Intangible assets subject to amortization	18,299
Operating lease right-of-use assets	5,068
Other assets	1,074
Trade accounts payable	(2,782)
Accrued expenses and other current liabilities	(13,495)
Deferred revenue	(1,434)
Notes payable	(50,000)
Lease liability, long-term	(3,735)
Total Consideration	$40,960

As noted above, fair value measurements recorded in acquisition accounting are dependent upon certain valuation studies of IsoPlexis’ assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, Berkeley Lights estimated the fair value of IsoPlexis’ assets and liabilities based on discussions with IsoPlexis’ management, due diligence information, and information presented in IsoPlexis’ SEC filings and other publicly available information.

Specifically, with respect to the table above, the net book value of IsoPlexis’ assets and liabilities as shown in their Annual Report on Form 10-K for the year ended December 31, 2022 was $41.3 million, which exceeds the estimated transaction consideration of $41.0 million.  In reviewing the balance sheet of IsoPlexis based on the information available as discussed above, the majority of assets acquired and liabilities assumed were deemed to be at fair value.  Berkeley Lights made specific fair value adjustments to inventory and notes payable as discussed in Note 7 and then Berkeley Lights adjusted the values of intangible assets acquired in the transaction such that the net assets acquired and liabilities assumed would equal the total consideration.

Based on the above, the ultimate adjustments made to IsoPlexis’ assets and liabilities will differ, and could differ materially, from those presented here.

Note 6: Adjustments to Pro Forma Combined Statement of Operations

a.	Amortization—Represents adjustments comprised of the following reduced amortization expense following the reduction in intangibles discussed in adjustment (j) below:

(In thousands)	Year Ended December 31, 2022
Amortization reduction in cost of goods sold	$(20)
Amortization reduction in general and administrative expense	$(110)

b.
Product cost of sales—Adjustment to the year ended December 31, 2022 statement of operations related to the fair value adjustment to step-up IsoPlexis’ finished goods inventory by $4.9 million as the inventory step-up increases cost of good sold when the acquired inventory is sold after the merger. This adjustment assumes all stepped-up inventory is sold within one year.

c.
Allocation methodology—As noted above, in preparing the pro-forma combined financial statements, information was gathered through discussions with IsoPlexis’ management, due diligence information, and information presented in IsoPlexis’ SEC filings and other publicly available information.  Based on this preliminary information, Berkeley Lights estimates that certain operations, quality and facility related costs will be reflected differently after the consummation of the transaction.  This adjustment is preliminary, will change, and could change materially depending upon the final review by Berkeley Lights after the consummation of the transaction.

d.
Selling, general and administrative expenses—Adjustment to the statement of operations for total estimated remaining transaction costs of $3.5 million.  Note that a combined $9.5 million of estimated transaction costs are already included in Berkeley Lights’ and IsoPlexis’ historical audited consolidated statement of operations for the year ended December 31, 2022. Estimated transaction costs include legal, consulting, regulatory, filing and other fees directly related to the merger.

e.	Provision for income taxes—As both entities maintain full valuation allowances on their deferred tax assets, the transaction is not assumed to impact the provision for income taxes.

f.
Weighted-average shares used in calculating net loss per share, basic and diluted—Reflects the pro forma issuance of 24.3 million Berkeley Lights common shares issued in exchange for outstanding shares of IsoPlexis common stock.

Note 7: Adjustments to Unaudited Pro Forma Condensed Combined balance sheet

g.
Cash and cash equivalents—Adjustment for total estimated transaction costs of $13 million, as the $9.5 million of transaction costs incurred in 2022 (see (k) below) had not been paid as of December 31, 2022. Estimated transaction costs include legal, consulting, regulatory, filing and other fees directly related to the merger.

h.
Inventory—The estimated fair value adjustment to step-up IsoPlexis’ finished goods inventory by $4.9 million. The estimated step-up inventory will increase cost of goods sold as the acquired inventory is sold after the merger.

i.
Deferred income taxes—As, among other things, both entities maintain full valuation allowances on their deferred tax assets, it is not expected that the transaction will have an impact on deferred income taxes.  This assessment could change, and change materially, when Berkeley Lights completes its acquisition accounting after the transaction closes.

j.
Intangible assets, net—Represents adjustments to record the preliminary estimated fair value of intangibles of approximately $18 million, which represents a decrease of $2 million to IsoPlexis’ net book value of intangible assets as of December 31, 2022. As the net book value of IsoPlexis as of December 31, 2022 exceeded the estimated transaction consideration as of February 27, 2023, the Intangible assets were adjusted so that the net assets acquired and liabilities assumed would equal the estimated transaction consideration. See Note 5 for further information. For purposes of these pro-forma financials, the capitalized licenses held by IsoPlexis are presumed to be eliminated, with the  remaining intangible asset being IsoPlexis’ patent portfolio.

Pro forma amortization expense of the acquired intangible assets was $1.6 million for the year ended December 31, 2022. The following table summarizes the future expected pro forma amortization for the  the next five years of the acquired intangible assets, which has been prepared to reflect the transaction as if it occurred on January 1, 2022. Berkeley Lights has not completed the detailed valuation work necessary to finalize the required estimated fair values, estimated lives, or pattern of amortization associated with the acquired intangible assets which may result in a change in actual amortization expense recognized. The finalization of the detailed valuation work may have a material impact on the valuation of intangible assets and the purchase price allocation.

(In thousands)	2023	2024	2025	2026	2027
Amortization expense	$1,584	$1,586	$1,508	$1,482	$1,482

k.
Accrued expenses and other current liabilities — Adjustment for a combined $9.5 million of estimated transaction costs that Berkeley Lights and IsoPlexis had recorded on their historical audited consolidated balance sheets as of December 31, 2022.

l.	Notes payable— Represents a $3.6 million fair value adjustment to debt obligations assumed related to deferred financing costs that will be eliminated.

m.	Total equity—Represents the elimination of IsoPlexis historical equity as well as the adjustments described above to reflect the capital structure of the combined company.